UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **DR JAMES MOTLATSI RETIRES AS A NON-EXECUTIVE DIRECTOR**
FROM THE BOARD OF ANGLOGOLD ASHANTI

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ JSE Share Code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

17 February 2011

DR JAMES MOTLATSI RETIRES AS A NON-EXECUTIVE DIRECTOR FROM THE BOARD OF ANGLOGOLD ASHANTI

AngloGold Ashanti announces the retirement of Dr James Motlatsi (59) from its board with effect from 17 February 2011.

Commenting on the announcement, the chairman of the board, Mr Tito Mboweni said, "James Motlatsi was appointed to the board when AngloGold Ashanti was formed in 1998 and as Deputy Chairman in 2002, and has provided invaluable guidance and support to the deliberations of the board and the work of AngloGold Ashanti as a whole. His retirement allows him the opportunity to pursue new interests. On behalf of the board and management, we extend our thanks and best wishes to James Motlatsi for the future".

Says CEO Mark Cutifani: "I have greatly appreciated James Motlatsi's deep understanding of South Africa and our mining industry and his sage advice on many issues since I joined AngloGold Ashanti. He has provided both continuity and critical leadership during these changing times and has served all AngloGold Ashanti stakeholders with great distinction. We wish him all the very best for the future".

Johannesburg

JSE Sponsor : UBS Limited

Contacts
Tel: **E-mail:**
Alan Fine (Media)   +27 (0) 11 637- 6383 / +27 (0) 83 250 0757   afine@anglogoldashanti.com
Stewart Bailey (Investors)   +1 212 836 4303 / +27 (0) 82 330 9628 / +1 64 633 84337   sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 17, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary